June 5, 2008
VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2007
Definitive Proxy Statement on Schedule 14A filed September 28, 2007
Filed August 27, 2007
File No. 1-00044
     Dear Mr. Donahue:
     This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated May 15, 2008. The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.
Form 10-K for the Fiscal Year Ended June 30, 2007
General
1.      We note your response to comment 1 in our letter dated March 31, 2008. It appears from your response that you engage in the described commercial transactions, directly or indirectly, with or in each of the five countries currently identified by the State Department as state sponsors of terrorism. Please confirm that this is the case or identify the specific referenced countries with or in which you engage in the described transactions. Please also describe the agreements, commercial arrangements, or other contracts you have with government-controlled agencies of the referenced countries.
     Response:
     Since July 1, 2004, the Company (and certain of its foreign affiliates) has engaged in transactions for the sale of agricultural commodities, food, food ingredients, animal feed or animal feed ingredients with counterparties located in Cuba, Iran, North Korea, Sudan and Syria. These transactions were either exempt under the applicable regulations, made subject to a license issued by the Office of Foreign Asset Control (“OFAC”) or the Bureau of Industry and Security (“BIS”), or outside the scope of the subject regulations due to the transaction being effected by a foreign affiliate of the Company involving non-US origin goods and not involving any US

Securities and Exchange Commission

June 5, 2008
person or entity. To the knowledge of the undersigned, after reasonable inquiry, a small percentage of the transactions involved government-controlled agencies; however, no counterparty in any of these transactions appeared on the OFAC/BIS list of denied parties and entities.
2.      Please discuss the materiality of your contacts, including indirect contacts, with the referenced countries, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, several state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.
     Response:
     The Company does not believe these transactions to be material in quantitative or qualitative terms nor do they present a material investment risk. Since July 1, 2004, the subject transactions represent approximately 1.5% of the Company’s revenues with the terms of sale in essentially all cases being on the basis of cash-in-advance, letter of credit or cash against documents. As stated in the response to item 1 above, all of these transactions involve agricultural commodities, food, food ingredients, animal feed or animal feed ingredients and were exempt from, made in accordance with, or outside the scope of the applicable regulations. To the knowledge and belief of the undersigned, after reasonable inquiry, no stockholder or potential investor has raised these transactions as a source of concern in any respect.
3.      Your qualitative materiality and analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.
     Response:
     To the knowledge and belief of the undersigned, after reasonable inquiry, no governments of the referenced countries, nor persons or entities controlled by these governments, with the exception of a market-based commission paid by a foreign affiliate on a single transaction, received cash from the Company or have acted as an intermediary in connection with the Company’s operations.
4.      We note the explanation provided in response to prior comment 2. Please confirm in your response that you will include such explanatory disclosure regarding the choice of metrics and weightings assigned in your future filings to the extent material to an understanding of your compensation program.

Securities and Exchange Commission

June 5, 2008
     Response:
     The Company will include such explanatory disclosure regarding the choice of metrics and assigned weightings in future filings to the extent material to an understanding of our compensation program.

Sincerely,

D. J. Smith
Executive Vice President, Secretary
& General Counsel
cc: Steve Mills
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